UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Blue Owl Technology Finance Corp. II
(Name of Company)
399 Park Avenue
New York, NY 10022
(Number and Street, City, State and Zip Code)
(212) 419-3000
Telephone Number (including area code)
814-01464
File Number under the Securities Exchange Act of 1934

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.
The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.
On March 24, 2025, pursuant to the Agreement and Plan of Merger, dated as of November 12, 2024, by and among Blue Owl Capital Technology Finance Corp. II (the “Company”), Blue Owl Technology Finance Corp. (“OTF”), Oriole Merger Sub Inc., a wholly-owned direct Consolidated Subsidiary of OTF (“Merger Sub”), and for certain limited purposes, Blue Owl Technology Credit Advisors LLC (“OTF Adviser”) and Blue Owl Technology Credit Advisors II LLC (“OTF II Adviser”), the Company merged with and into OTF, with OTF as the surviving corporation, at which time the separate corporate existence of the Company ended. OTF is incorporated in Maryland and has elected to be regulated as a business development company under section 54(a) of the Act.
Pursuant to the requirements of the Securities Exchange Act of 1934, OTF, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 24th day of March, 2025.

Blue Owl Technology Finance Corp., as successor by merger to Blue Owl Technology Finance Corp. II

		By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer

Attest:	/s/ Karin Kringen
Name: Karin Kringen
Title: Assistant Secretary